UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                                DIASYS CORPORATION
                           ------------------------------
                                  Name of Issuer

                           Common Stock, $.001 par value
                     ---------------------------------------
                          (Title of Class of Securities)

                                    252838107
                                   ------------
                                   CUSIP Number


                                 Michael G. Zybala
                                  Attorney at Law
                                 820 Moraga Drive
                           Los Angeles, California 90049
                                  (310) 889-2500
                     --------------------------------------------
                     Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications

                                 December 31, 2004
                                 ------------------
                Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


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CUSIP No. 252838107                                              Page 2 of 5
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1.   Name of Reporting Person                     Tax Identification Number

     John V. Winfield
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2.   Check the Appropriate Box if a Member of a Group       (a) [ ]
                                                            (b) [ ]
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3.   SEC Use Only

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4.   Source of Funds

     PF
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5.   Check if Disclosure of Legal Proceedings is Required pursuant to
     Items 2(d) or 2(e) [ ]

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6.   Citizenship or Place of Organization

     U.S.
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Number of                                 7.   Sole Voting Power
Shares                                         2,621,100
Beneficially                              -----------------------------------
Owned by                                  8.   Shared Voting Power
Each
Reporting                                 -----------------------------------
Person                                    9.   Sole Dispositive Power
With                                           2,621,100
                                          -----------------------------------
                                          10.  Shared Dispositive Power

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,621,100 Shares of Common Stock
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12.  Check if the Aggregate Amount in Row 11 Excludes Certain Shares [ ]

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13.  Percent of Class Represented by Amount in Row 11

     13.8%
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14.  Type of Reporting Person

     IN
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


                            SCHEDULE 13D
                         OF JOHN V. WINFIELD
                  REGARDING OWNERSHIP OF SECURITIES OF
                         DIASYS CORPORATION


Item 1.   Security and Issuer
          -------------------

          The class of equity securities to which this Schedule 13D relates is common stock, par value $.001 per share (the "Common Stock"), of DiaSys Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 81 West Main Street, Waterbury, CT 06702.

Item 2.   Identity and Background
          -----------------------

          John V. Winfield's business address is 820 Moraga Drive, Los Angeles, California 90049. Mr. Winfield principal occupation is President, Chief Executive Officer and Chairman of the Board of The InterGroup Corporation, a public company. Mr. Winfield has not been subject to any proceedings requiring disclosure under sections (d) and (e) of this Item. Mr. Winfield is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          Mr. Winfield used personal funds to purchase the shares of Common Stock reported herein.


Item 4.   Purposes of Transactions.
          ------------------------

          In a private placement transaction that closed on December 31, 2004, Mr. Winfield acquired from Issuer 1,250,000 units (the "Units"), each consisting of (i) one share of Common Stock, and (ii) one Common Stock Purchase Warrant (the "Warrant") entitling the holder to purchase one share of Common Stock at $.50 per share at any time prior to the close of business on December 30, 2007. The aggregate purchase price for the Units was $500,000.

          Mr. Winfield acquired the securities of Issuer for investment purposes. Mr. Winfield may make additional purchases of the securities of Issuer either in the open market or in privately negotiated transactions depending on an evaluation of the Issuer's business prospects and financial condition, the market for securities, other available investment opportunities, money and other stock market conditions and other future developments. Depending on these factors, Mr. Winfield may decide at any time to sell all or part of his holdings of the Issuer's securities in one or more public or private transactions.

          Except as set forth in this Schedule 13D, Mr. Winfield does not have any present plan or proposal that relate to or would result in any of the events set forth in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in the Securities of the Issuer
          ----------------------------------------

          (a) John V. Winfield, as of January 6, 2005, may be deemed to beneficially own for purposes of this Section 13(d) of the Exchange Act: (i) 1,371,100 shares of the Common Stock; and (ii) 1,250,000 shares of Common Stock which may be acquired by exercise of his Warrants. The total of those shares represent approximately 13.8% of the outstanding Common Stock of Issuer, assuming the full exercise of the Warrants for shares of Common Stock.

          The above percentages were determined based on the Issuer's representations in its latest filing on Form 10-QSB with the Securities and Exchange Commission that it had 16,479,109 shares of Common Stock outstanding as of October 28, 2004, and assuming the issuance of 1,250,000 shares of Common Stock to Mr. Winfield pursuant to his purchase of the Units and assuming the full exercise of his Warrants into shares of Common Stock.

          (b) John V. Winfield does not share the voting power or disposition power with respect to the Common Stock owned by him.

          (c) Other than the purchase of the Units discussed above, the following transactions were effected in the Common Stock of Issuer by Mr. Winfield during the past sixty (60) days:

                             Average Price
  Date           Amount        per Share            Nature of Transaction
--------         ------      -------------          ---------------------
11/30/04         15,000          $0.40               Open Market Purchase
12/13/04          6,300          $0.40               Open Market Purchase
12/17/04         90,000          $0.41               Open market Purchase
12/17/04            200          $0.415              Open Market Sale
12/20/04         10,000          $0.47               Open Market Purchase


          (d) No person other than Mr. Winfield has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares beneficially owned by him.

          (e)  Inapplicable.


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


Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer
         -------------------------------------------------------------------

         None.


Item 7.  Material to be Filed as Exhibits
         --------------------------------

         None.


                               SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2005                /s/ John V. Winfield
        ------------------             ---------------------------
                                           John V. Winfield


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